United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale S.A. Praia de Botafogo, 186, 19º floor, Botafogo 22.250-145 Rio de Janeiro RJ Brazil www.vale.com vale.ri@vale.com Page 1 of 3 Rio de Janeiro, June 18, 2025. To B3 S.A. – Brazil, Bolsa, Balcão (“B3”) Superintendence of Listing and Supervision of Issuers and cc: COMISSÃO DE VALORES MOBILIÁRIOS (“CVM”) Corporate Relations Superintendence CVM Market Relations and Intermediaries Superintendence Forwarded via Digital Protocol - CVM website Attn: Ms. Ana Lucia Pereira - Superintendence of Listing and Supervision of Issuers at B3 Mr. Fernando Soares Vieira - CVM's Corporate Relations Superintendence Mr. André Francisco de Alencar Passaro - CVM Market Relations and Intermediaries Superintendence Ref.: Letter No. 214/2025 - SLE Subject: Request for clarification regarding atypical oscillation Dear All, VALE S.A. ("Company" or “Vale”), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021 ("CVM Resolution 44"), hereby informs its shareholders and the market in general that it received from B3, on June 17, 2025, the Official Letter 214/2025 - SLE ("Official Letter"), through which it requested the following: "In view of the latest oscillations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we request that you inform us, by June 18, 2025, if there is any fact known to you that may justify them. Shares ON Prices (R$ per share) Date Opening Minimum Maximum Medium Last Oscil. % No neg. Quantity Volume (BRL) 04/06/2025 52,62 52,62 53,33 52,98 52,77 0,46 23.153 11.714.700 620.607.458,00 05/06/2025 53,00 52,87 53,66 53,27 52,91 0,27 23.678 12.594.000 670.875.448,00 06/06/2025 53,15 52,71 53,47 52,98 52,98 0,13 26.079 16.638.800 881.470.027,00 09/06/2025 52,89 52,62 53,29 53,04 53,29 0,59 20.609 13.029.200 691.108.593,00 10/06/2025 53,30 53,11 53,87 53,65 53,65 0,68 23.635 18.890.600 1.013.467.205,00 11/06/2025 53,81 52,99 53,81 53,26 53,18 -0,88 28.639 13.639.700 726.406.008,00 12/06/2025 52,90 52,47 53,04 52,81 52,83 -0,66 20.350 11.136.800 588.179.345,00 13/06/2025 52,07 51,96 52,51 52,21 52,13 -1,33 27.110 13.259.500 692.273.510,00 16/06/2025 52,31 52,31 54,05 53,70 53,83 3,26 68.551 41.210.000 2.212.947.171,00 17/06/2025* 53,63 51,38 53,89 52,21 51,40 -4,51 60.418 35.599.000 1.858.903.572,00 *Updated at 16:48.” In compliance with CVM Resolution 44, Article 4, sole paragraph, and Vale's Information Disclosure and Securities Trading Policy, the Investor Relations Officer questioned the Company's managers and other individuals with access to relevant acts or facts to determine whether they possessed any information that should be disclosed to the market. Accordingly, Vale clarifies that the Company, its managers, and individuals with access to relevant acts or facts are not aware of any relevant act or fact that should be disclosed to the market and that could justify such fluctuations. Vale S.A. Praia de Botafogo, 186, 19º floor, Botafogo 22.250-145 Rio de Janeiro RJ Brazil www.vale.com vale.ri@vale.com Page 2 of 3 As previously indicated1, the fluctuations observed in Vale’s shares (“VALE3”) are commonly explained by changes in the conditions of the markets in which it operates, particularly regarding global demand outlook, steel industry performance, and iron ore prices. In this regard, similar fluctuations are concurrently observed in the performance of Vale’s peer companies in the international market, such as BHP and Rio Tinto, as well as in the domestic market, such as CSN Mineração. It is also common to observe simultaneous fluctuations in the performance of shares issued by steel companies, including in the domestic environment, as is the case with Usiminas, for example. Based on the chart below, we offer some analyses indicating that the fluctuations observed during the period in question merely reflect variations in market factors. Performance of Vale (VALE3), peers (BHP, Rio Tinto and CSN Mineração), steelmaking industry (Usiminas) and Platts 62% Fe Percentage return in dollar Source: Bloomberg It is observed that Vale and its peers experienced both positive and negative variations in similar movements, with some differences in the magnitude of these movements, which can be partially explained by their greater or lesser exposure to minerals and metals, quality premiums, and geographic location. In Vale’s case, fluctuations in iron ore prices may lead to greater volatility, given the predominance of this commodity in the Company’s revenue. Regarding the period under review, we observed a downward trend in iron ore prices traded on the Dalian Exchange, with a cumulative depreciation of -3.4%. This movement reflects uncertainties regarding global demand, particularly from China, the main importer of the commodity, as well as geopolitical tensions in the Middle East and trade disputes between China and the United States. On June 16, 2025, there was a broad market recovery, with notable gains for Vale, CSN Mineração, and Usiminas, which each recorded a 4% increase. The performance was driven by a perceived easing of geopolitical risks, particularly due to signs of a possible dialogue between Israel and Iran, which boosted investor appetite for risk assets such as commodity stocks, as reported by Valor Econômico2. On the same day, prior to the market opening, Vale announced it had obtained the preliminary license for the Bacaba copper project in Pará3, which was well received by the market. 1 B3 Official Letter 1066/2023-SLS on September 4, 2023 (answer available here), B3 Official Letter 1102/2023-SLS on September 14, 2023 (answer available here) and B3 Official Letter 711/2024-SLS on November 8, 2024 (answer available here). 2 Disclosed on June 16, 2025, with the title “Ibovespa posts strong gains on risk-on day”, available here (Portuguese only). 3 Press Release disclosed on June 16, 2025, with the title “Vale secures Preliminary License for the Bacaba copper project”, available here. Vale S.A. Praia de Botafogo, 186, 19º floor, Botafogo 22.250-145 Rio de Janeiro RJ Brazil www.vale.com vale.ri@vale.com Page 3 of 3 On the following day, June 17, 2025, the date of issuance of the Official Letter, with the fall of the price of iron ore by 1.2%, the shares issued by Vale declined more sharply than those of its peers. This movement may be interpreted as a technical correction, reflecting the strong gains of the previous day, in addition to the company’s greater sensitivity to fluctuations in the commodity. It is important to highlight that the observed fluctuations are also supported by the information presented by the Company in sections 4.1 (Description of Risk Factors) and 4.2 (Description of Main Market Risks) of the Reference Form, as well as in Vale's financial statements. The Company reiterates that it is exposed to market risks, including those related to the volatility of the prices of its products and notably the price of iron ore, which accounted for approximately 79% of the Company's net sales revenue in the first three months of 2025. Vale will keep its shareholders and the market in general informed in accordance with CVM Resolution 44. We remain at your disposal for any further clarification that may be necessary. Sincerely, Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 18, 2025		Director of Investor Relations